May 24, 2021

VIA EDGAR TRANSMISSION

Ms. Sally Samuel

Mr. Quinn Kane

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Samuel and Mr. Kane:

On February 12, 2021, the Registrant, on behalf of its series, AlphaCentric Strategic Income Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on March 29, 2021, Mr. Kane provided comments to the Registration Statement and the Registrant provided its responses to those comments on May 18, 2021. In a follow up call on May 21, 2021, both of you provided additional comments seeking clarification of the Registrant’s responses. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 3-1: Please confirm that there is no affiliation between AlphaCentric Advisors LLC, the proposed advisor to the Fund, and Strategos Fund Management, LLC, the proposed sub-advisor to the Fund.

Response: The Registrant confirms that there is no existing affiliation between the proposed advisor and sub-advisor to the Fund. The sub-advisory agreement does not go into effect until the Fund commences operations.

Performance

Comment 21-1: Please provide the following information supplementally:

b-1.	Please clarify the Registrant’s response that the Predecessor Fund was chosen to be converted into mutual fund because it is an “open-end fund.” Isn’t the Predecessor Fund a private fund?

Ms. Sally Samuel

Mr. Quinn Kane

May 24, 2021

c-1.	Please explain the Registrant’s response that it does not believe the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Registrant responds as follows:

b.       The Registrant confirms that the Predecessor Fund is a private fund. The Predecessor Fund was chosen to be offered to a wider market and converted into a mutual fund because it is an open-end fund—i.e., a private fund that offers redemption rights—under the ultimate control of the sub-adviser.

c.       The Registrant clarifies its previous response that to note that the premise of its prior response was that the Predecessor Fund did not seek to comply with Subchapter M of the Internal Revenue Code because Subchapter M is inapplicable to the Predecessor Fund. Nonetheless, the Predecessor Fund could have complied with Subchapter M.

Comment 22-1: Please provide the disclosures required by Instruction 2(b) to Item 4(b)(2) of Form N-1A regarding supplemental indices.

Response: The Registrant has amended its disclosures to state the following:

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund.   The bar chart shows performance of the Fund’s Class I shares for each full calendar year since the Predecessor Fund’s inception. Although Class A and Class C shares have similar annual returns to Class I shares because the classes are invested in the same portfolio of securities, the returns for Class A and Class C shares are different from Class I shares because Class A, and Class C shares have different expenses than Class I shares. The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based securities market index and a supplemental broad-based securities market index composed of U.S. REITs.  You should be aware that the Fund’s and Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

Additional Information About Principal Investment Strategies

Comment 24-1: Please confirm that all investment risks listed in the Fund’s Item 4 disclosures are identified as “principal risks” in the Fund’s Item 9 risk disclosure table.

Response: The Registrant so confirms.

Ms. Sally Samuel

Mr. Quinn Kane

May 24, 2021

Comment 25-1: The Registrant’s Item 4 strategy disclosures are nearly identical to its Item 9 strategy disclosures. Please expand on the Fund’s investment strategies in the Registrant’s Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 9 principal investment strategy disclosures to state the following:

Strategos Fund Management, LLC, the Fund’s investment sub-advisor (the “Sub-Advisor”) seeks to uncover undervalued investments and endeavors to identify overlooked factors that will ultimately lead to price appreciation. The Sub-Advisor uses a fundamental, research driven approach to detect market inefficiencies and to identify what it perceives to be attractive risk-adjusted return potential. The Sub-Advisor’s analytic framework typically incorporates a “bottom up,” value-oriented evaluation of an investment’s potential. A “bottom up” approach focuses on the analysis of the individual investment and de-emphasizes the significance of macroeconomic and market cycles.

For fixed income securities, analysis is focused on gaining a thorough understanding of credit risks as well as structural nuances that could affect value. The Sub-Advisor considers the structural protection offered by subordinate debt, preferred and common shares when evaluating the senior debt of an issuer. For equity securities, the focus revolves around asset-based analysis which attempts to uncover overlooked sources of value.

The Sub-Advisor endeavors to utilize this analysis to purchase securities for the Fund at a discount to its actual value based on the Sub-Advisor’s assessment of quantitative and qualitative factors (i.e., “intrinsic value”). Quantitative factors are observable factors that reflect the health and profitability of a company, such as its assets, liabilities, revenue and price-to-earnings ratio. Qualitative factors are subjective factors such as a company’s brand or reputation. The Sub-Advisor generally sells a security when it is at or near its intrinsic value or to facilitate the purchase of a security with a more attractive risk-adjusted return potential. Ultimately, investment decisions made for the Fund rely on the judgement and experience of the Sub-Advisor.

The Fund seeks to achieve its investment objective by investing primarily in interest bearing ~~income-producing~~ fixed income securities and dividend paying equity securities. The Fund focuses its investments in agency and non-agency residential and commercial ~~mortgage-backed securities (“~~MBS~~”)~~, including MBS secured by sub-prime mortgages; and debt and equity securities of companies engaged in real estate

Ms. Sally Samuel

Mr. Quinn Kane

May 24, 2021

and mortgage related businesses, including, but not limited to, mortgage originators, mortgage servicers and REITs ~~real estate investment trusts~~ (mortgage and equity) ~~(“REITs")~~.

The Fund may also invest in senior and subordinate ~~collateralized debt obligations (“~~CDOs~~”),~~ and ~~collateralized loan obligations (“~~CLOs~~”)~~, and the senior and subordinate debt securities and equity securities of businesses unrelated to real estate and mortgages. The Fund’s CDO or CLO investments will be concentrated in debt tranches, a portion of which could be subordinate debt tranches rated below investment grade. The Fund may invest in domestic and foreign entities.

The Fund concentrates its investments (i.e., invests more than 25% of its net assets) in securities of real estate industry companies. Real estate industry companies are defined by the Fund as REITs, MBS and companies that derive a majority of their revenue from real estate or mortgage related businesses or have a majority of their assets invested in real estate or mortgages. When assessing the value of MBS, the Sub-Advisor evaluates the credit quality of the underlying pool of mortgages as well as the structural protections offered by subordinate tranches of the particular MBS.

The Fund may invest in debt securities of any maturity or duration. Maturity refers to the period of time before the principal amount of a debt instrument becomes due. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk. The Fund ~~does not limit its investments to a particular credit quality and~~ may invest in distressed asset backed securities and other below investment grade securities (commonly referred to as "junk") without limitation. Below investment grade securities are ~~those~~ rated below Baa3 by Moody's Investor Services or equivalently by another nationally recognized statistical rating organization (“NRSRO”) as well as non-rated securities. An NRSRO is an SEC registered credit rating agency that provides an assessment of the creditworthiness of a security. The equity securities in which the Fund may invest include the common stock, preferred stock and ~~American Depositary Receipts (“~~ADRs~~”)~~ of companies of any capitalization. The Fund may hold up to 15% of its net assets in illiquid investments ~~securities~~. The Fund may use derivatives for hedging purposes. The Fund may hedge against rising interest rates through interest rate swaps, interest rate-linked futures and options. The Fund may hedge against rising default rates through credit default swaps, total return swaps linked to an asset or asset class that is representative of the default risks faced by the Fund, and credit spread options.

Ms. Sally Samuel

Mr. Quinn Kane

May 24, 2021

The Fund is classified as “non-diversified” for purposes of the ~~Investment Company Act of 1940 (~~the ~~“~~1940 Act~~”)~~, which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of companies that could be in the same or related economic sectors.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser